NOTICE OF CHANGE OF AUDITOR

TO: British Columbia Securities Commission

 Alberta Securities Commission

 Ontario Securities Commission

AND TO: BDO Canada LLP ("BDO")

 MNP LLP ("MNP")

RE:Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51‐ 102 ‐ Continuous Disclosure Obligations ("NI 51‐102")

Notice is hereby given of a change of the auditor of BTQ Technologies Corp. (the "Company") pursuant to section 4.11 of NI 51‐102 as follows:

1. The Company has accepted the resignation of its auditor, BDO, effective October 21, 2024.

2. MNP has been appointed as auditor of the Company effective November 12, 2024, to hold office until the next annual general meeting of the Company.

3. The determination to accept the resignation of BDO and the determination to appoint MNP, in each case as the Company's auditor, were considered and approved by both the Company's board of directors and its Audit Committee.

4. BDO did not express a modified opinion for its report on the financial statements of the Company for: (a) the most recently completed fiscal year preceding the date of this Notice; or (b) any period subsequent to the most recently completed fiscal year end ending on December 31, 2023.

4. No "reportable events" (as defined in section 4.11(1) of NI 51 ‐ 102) have occurred.

DATED the 12th day of November, 2024.

BTQ Technologies Corp.

/s/ Olivier Roussy Newton

Per: Olivier Roussy Newton, CEO